Interim Consolidated Financial Statements
Consolidated Statements of Operations

		For the three months ended
		March 31	March 51
(unaudited, in millions of Canadian dollars, except for per share amounts)		2006	2005

Revenue
Premium income:
Annuities		$776	$908
Life insurance		1,464	1,390
Health insurance		753	612

		2,993	2,910
Net investment income		1,569	1,464
Fee income		753	714

		5,315	5,088

Policy Benefits and Expenses
Payments to policyholders, beneficiaries and depositors:
Maturities and surrenders		1,448	1,300
Annuity payments		349	367
Death and disability benefits		652	617
Health benefits		574	441
Policyholder dividends and interest on claims and deposits		261	279

		3,284	3,004
Net transfers to segregated funds		298	159
Increase (decrease) in actuarial liabilities		(229)	79
Commissions		448	425
Operating expenses		752	725
Premium taxes		47	44
Interest expense		71	65

		4,671	4,501

Income before Income Taxes and Non-controlling Interests		644	587
Income taxes expense		135	117
Non-controlling interests in net income of subsidiaries		6	6

Total Net Income		503	464
Less: Participating policyholders’ net income		1	4

Shareholders’ Net Income		502	460
Less: Preferred shareholder dividends		11	2

Common Shareholders’ Net Income		$491	$458

Average exchange rates:
	U.S. Dollars	1.15	1.23
	U.K. Pounds	2.02	2.32

Earnings per share (Note 3)
Basic		$0.84	$0.77
Diluted		$0.84	$0.77

Weighted average shares outstanding in millions (Note 3)
Basic		582	592
Diluted		585	595
The attached notes form part of these interim consolidated financial statements.
10    Sun Life Financial Inc. ▪ First Quarter 2006

Interim Consolidated Financial Statements
Consolidated Balance Sheets

		As at
		March 31	December 31	March 31
(unaudited, in millions of Canadian dollars)		2006	2005	2005

Assets
Bonds		$67,389	$66,154	$66,035
Mortgages		14,653	14,561	13,999
Stocks		4,353	3,856	3,474
Real estate		3,315	3,241	3,155
Cash, cash equivalents and short-term securities		5,177	5,091	5,857
Policy loans and other invested assets		5,728	5,689	6,007

Invested assets		100,615	98,592	98,527
Goodwill		5,968	5,963	5,534
Intangible assets		796	801	770
Other assets		5,046	5,510	5,570

Total general fund assets		$112,425	$110,866	$110,401

Segregated funds net assets		$63,981	$60,984	$57,631

Liabilities and Equity
Actuarial liabilities and other policy liabilities (Note 5)		$77,411	$77,489	$76,610
Amounts on deposit		3,475	3,382	3,166
Deferred net realized gains		3,947	3,859	3,553
Senior debentures (Note 7)		3,193	2,492	1,932
Other liabilities		6,825	6,592	8,479

Total general fund liabilities		94,851	93,814	93,740
Subordinated debt		1,456	1,456	1,465
Non-controlling interests in subsidiaries		35	50	171
Total equity		16,083	15,546	15,025

Total general fund liabilities and equity		$112,425	$110,866	$110,401

Segregated funds contract liabilities		$63,981	$60,984	$57,631

Exchange rate at balance sheet date:
	U.S. Dollars	1.17	1.17	1.22
	U.K. Pounds	2.03	2.00	2.28
The attached notes form part of these interim consolidated financial statements.
Approved on behalf of the Board of Directors,

Donald A. Stewart
Chief Executive Officer

Krystyna T. Hoeg
Director
Sun Life Financial Inc. ▪ sunlife.com    11

Interim Consolidated Financial Statements
Consolidated Statements of Equity

	For the three months ended
	Participating		March 31	March 31
(unaudited, in millions of Canadian dollars)	Policyholders	Shareholders	2006	2005

Preferred Shares
Balance, beginning of period	$—	$712	$712	$—
Preferred shares issued (Note 7)	—	250	250	400
Issuance costs, net of taxes (Note 7)	—	(5)	(5)	(6)

Balance, end of period	—	957	957	394

Common Shares
Balance, beginning of period	—	7,173	7,173	7,238
Stock options exercised	—	33	33	27
Common shares purchased for cancellation (Note 2)	—	(27)	(27)	(50)

Balance, end of period	—	7,179	7,179	7,215

Contributed Surplus
Balance, beginning of period	—	66	66	70
Stock-based compensation	—	6	6	2
Stock options exercised	—	(5)	(5)	(6)

Balance, end of period	—	67	67	66

Retained Earnings
Balance, beginning of period	94	9,001	9,095	8,204
Net income	1	502	503	464
Dividends on common shares	—	(160)	(160)	(142)
Dividends on preferred shares	—	(11)	(11)	(2)
Common shares purchased for cancellation (Note 2)	—	(79)	(79)	(111)

Balance, end of period	95	9,253	9,348	8,413

Currency Translation Account
Balance, beginning of period	(9)	(1,491)	(1,500)	(1,097)
Net adjustment for foreign exchange gain	—	—	—	(53)
Changes for the period	—	32	32	87

Balance, end of period	(9)	(1,459)	(1,468)	(1,063)

Total equity	$86	$15,997	$16,083	$15,025

The attached notes form part of these interim consolidated financial statements.
12    Sun Life Financial Inc. ▪ First Quarter 2006

Interim Consolidated Financial Statements
Condensed Consolidated Statements of Cash Flows

	For the three months ended
	March 31	March 31
(unaudited, in millions of Canadian dollars)	2006	2005

Cash Flows Provided by (Used in) Operating Activities
Total net income	$503	$464
New mutual fund business acquisition costs capitalized	(16)	(27)
Redemption fees of mutual funds	8	13
Items not affecting cash	372	286

Net cash provided by operating activities	867	736

Cash Flows Provided by (Used in) Financing Activities
Debentures and borrowed funds (Note 7)	696	39
Issuance of preferred shares (Note 7)	250	400
Payments to underwriters (Note 7)	(8)	(9)
Issuance of common shares on exercise of stock options	28	21
Common shares purchased for cancellation (Note 2)	(106)	(161)
Dividends paid on common shares	(141)	(142)
Dividends paid on preferred shares	(20)	—

Net cash provided by financing activities	699	148

Cash Flows Provided by (Used in) Investing Activities
Sales, maturities and repayments of bonds, mortgages, stocks and real estate	7,876	7,638
Purchases of bonds, mortgages, stocks and real estate	(9,377)	(8,622)
Policy loans	(12)	(14)
Short-term securities	1,090	337
Other investments	20	(49)

Net cash used in investing activities	(403)	(710)

Changes due to fluctuations in exchange rates	(1)	37

Increase in cash and cash equivalents	1,162	211
Cash and cash equivalents, beginning of period	2,740	3,748

Cash and cash equivalents, end of period	3,902	3,959
Short-term securities, end of period	1,275	1,898

Cash, cash equivalents and short-term securities, end of period	$5,177	$5,857

Supplementary Information
Cash and cash equivalents:
Cash	$568	$467
Cash equivalents	3,334	3,492

	$3,902	$3,959

Cash disbursements made for:
Interest on borrowed funds, debentures and subordinated debt	$5	$4

Income taxes, net of refunds	$206	$89

The attached notes form part of these interim consolidated financial statements.
Sun Life Financial Inc. ▪ sunlife.com    13

Interim Consolidated Financial Statements
Consolidated Statements of Changes in Segregated Funds Net Assets

	For the three months ended
	March 31	March 31
(unaudited, in millions of Canadian dollars)	2006	2005

Additions to Segregated Funds
Deposits:
Annuities	$1,968	$2,189
Life insurance	161	161

	2,129	2,350
Net transfers from general funds	298	159
Net realized and unrealized gains	2,502	82
Other investment income	217	214

	5,146	2,805

Deductions from Segregated Funds
Payments to policyholders and their beneficiaries	2,109	1,836
Management fees	179	163
Taxes and other expenses	40	33
Effect of changes in currency exchange rates	(179)	(294)

	2,149	1,738

Net additions to segregated funds for the period	2,997	1,067
Segregated funds net assets, beginning of period	60,984	56,564

Segregated funds net assets, end of period	$63,981	$57,631

Consolidated Statements of Segregated Funds Net Assets

	As at
	March 31	December 31	March 31
(unaudited, in millions of Canadian dollars)	2006	2005	2005

Assets
Segregated and mutual fund units	$51,320	$48,358	$44,279
Stocks	7,429	7,262	7,318
Bonds	5,081	5,208	5,731
Cash, cash equivalents and short-term securities	742	945	1,618
Real estate	180	168	164
Mortgages	48	49	56
Other assets	1,539	1,289	2,756

	66,339	63,279	61,922

Liabilities	2,358	2,295	4,291

Net assets attributable to segregated funds policyholders	$63,981	$60,984	$57,631

The attached notes form part of these interim consolidated financial statements.
14    Sun Life Financial Inc. ▪ First Quarter 2006

Condensed Notes to the Interim Consolidated Financial Statements
(unaudited, in millions of Canadian dollars, except for per share amounts and where otherwise stated)
1. Basis of Presentation
Sun Life Financial Inc. together with all its subsidiaries, including its wholly-owned consolidated subsidiaries Sun Life Assurance Company of Canada (Sun Life Assurance) and Sun Life Financial Corp., are collectively referred to as “Sun Life Financial” or “the Company”. On January 4, 2005, Sun Life Assurance completed a reorganization under which most of its asset management businesses in Canada and the U.S. were transferred to Sun Life Financial Corp. The Company prepares its interim consolidated financial statements according to Canadian generally accepted accounting principles (GAAP). The accounting policies and methods of computation applied in these interim financial statements are the same as those applied in the 2005 annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements, as they do not include all information and notes required by GAAP for annual consolidated financial statements.
2. Normal Course Issuer Bid and Cancellation of Common Shares
On January 10, 2006, the Company announced the renewal of its normal course issuer bid to purchase, for cancellation, through the Toronto Stock Exchange (TSX) up to 29 million common shares, representing approximately 5% of the common shares issued and outstanding at that time. This normal course issuer bid covers the period from January 12, 2006, to January 11, 2007. Purchases will be executed on the TSX at the prevailing market price in amounts and times determined by the Company. The Company will make no purchases of common shares other than open-market purchases. In 2005, the Company announced a similar normal course issuer bid that covered the period from January 12, 2005, to January 11, 2006. In the first quarter of 2006, the Company purchased under these plans approximately two million of its common shares at an average price of $49.34 per share for a total amount of $106. As at March 31, 2006, an additional $8 were subscribed for, but not settled or cancelled.
3. Earnings Per Share
Details of the calculation of the net income and the weighted average number of shares used in the earnings per share computations are as follows:

	For the three months ended
	March 31	March 31
	2006	2005

Common shareholders’ net income	$491	$458
Less: Effect of stock options of subsidiaries(1)	2	1

Common shareholders’ net income on a diluted basis	$489	$457

Weighted average number of shares outstanding for basic earnings per share (in millions)	582	592
Add: Adjustments relating to the dilutive impact of stock options(1)	3	3

Weighted average number of shares outstanding on a diluted basis (in millions)	585	595

(1)	The effect of stock options is calculated based on the treasury stock method requirements which assume that unrecognized compensation, as well as any proceeds from the exercise of the options, would be used to purchase common shares at the average market prices during the period.
4. Segmented Information
The Company has five reportable segments: SLF Canada, SLF United States, MFS Investment Management (MFS), SLF Asia, and Corporate. These reportable segments reflect the Company’s management structure and internal financial reporting. Each of these segments operates in the financial services industry and has its own management. They derive their revenues principally from mutual funds, investment management and annuities, life and health insurance, and life retrocession. Revenues not attributed to the strategic business units are derived primarily from investments of a corporate nature and earnings on capital.
Corporate includes the Company’s reinsurance operations, both ongoing and run-off, the United Kingdom operations, and those other operations for which management responsibility resides in head office. Total net income in this category is shown net of certain expenses borne centrally.
Sun Life Financial Inc. ▪ sunlife.com    15

Condensed Notes to the Interim Consolidated Financial Statements (unaudited)
Inter-segment transactions consist primarily of internal financing agreements. They are measured at market values prevailing when the arrangements were negotiated. Inter-segment revenue for the three months ended March 31, 2006, consists of interest of $69 ($55 in 2005) and fee income of $14 ($12 in 2005).
The results of the segments’ operations are discussed in the Management’s Discussion and Analysis.

Results and assets by segment for the three months ended March 31, 2006
		United States				Consolidation
	Canada	Sun Life	MFS	Asia	Corporate	Adjustments	Total

Revenue	$2,255	$2,001	$416	$226	$500	$(83)	$5,315
Total net income	$236	$124	$52	$24	$67	$—	$503

Assets
General fund assets	$52,082	$42,007	$820	$4,939	$14,521	$(1,944)	$112,425
Segregated funds net assets	$30,223	$25,515	$—	$849	$7,394	$—	$63,981

Results and assets by segment for the three months ended March 31, 2005
		United States				Consolidation
	Canada	Sun Life	MFS	Asia	Corporate	Adjustments	Total

Revenue	$2,146	$1,889	$407	$183	$530	$(67)	$5,088
Total net income	$248	$82	$46	$6	$82	$—	$464

Assets
General fund assets	$51,222	$41,697	$816	$2,450	$15,073	$(857)	$110,401
Segregated funds net assets	$25,414	$24,994	$—	$117	$7,106	$—	$57,631

5. Changes in Actuarial Liabilities
Changes in actuarial liabilities for the three months ended March 31, 2006, and March 31, 2005, are as follows:

	2006	2005

Actuarial liabilities, January 1	$75,777	$74,258
Increase (decrease) in actuarial liabilities	(229)	79

Actuarial liabilities before the following:	75,548	74,337
Other	(6)	(8)
Effect of changes in currency exchange rates	165	441

Actuarial liabilities, March 31	75,707	74,770
Add: Other policy liabilities	1,704	1,840

Actuarial liabilities and other policy liabilities, March 31	$77,411	$76,610

6. Pension Plans and Other Post-Retirement Benefits

	For the three months ended
	March 31	March 31
	2006	2005

Pension benefit cost	$10	$3
Other post-retirement benefit cost	$7	$6

16    Sun Life Financial Inc. ▪ First Quarter 2006

Condensed Notes to the Interim Consolidated Financial Statements (unaudited)
7. Significant Capital Transactions
On March 13, 2006, Sun Life Financial Inc. issued $700 principal amount of Series B Senior Unsecured 4.95% Fixed/Floating Debentures due 2036. These debentures will bear interest at a fixed rate of 4.95% per annum payable semi-annually until June 1,2016, and at a variable rate equal to the Canadian dollar offered rate for three months’ bankers’ acceptances plus 1% thereafter until maturity on June 1,2036. Sun Life Financial Inc. may redeem the debentures on or after June 1, 2016 at 100% of the principal amount. The debentures will be a direct senior unsecured obligation of the Company and will rank equally with all other unsecured and unsubordinated indebtedness of Sun Life Financial Inc. The proceeds of this offering will be used for general corporate purposes, including investments in subsidiaries.
On January 13, 2006, Sun Life Financial Inc. issued $250 Class A Non-Cumulative Preferred Shares, Series 3, at $25 per share. Holders are entitled to receive non-cumulative quarterly dividends of $0.278 per share, yielding 4.45% annually. Underwriting commissions of $5 (net of taxes of $3) were deducted from preferred shares in the interim consolidated statements of equity. Subject to regulatory approval, on or after March 31, 2011, Sun Life Financial Inc. may redeem these shares in whole or in part at a declining premium.
8. Commitments, Guarantees and Contingencies
LEGAL AND REGULATORY PROCEEDINGS
As previously disclosed, Sun Life Financial Inc. and MFS have been named as defendants in multiple lawsuits in U.S. courts relating to the matters that led to settlements between MFS and U.S. regulators in 2004, and it is not possible to predict the outcome of these actions at this time. In addition, Sun Life Financial Inc. and its subsidiaries are engaged in various legal actions in the ordinary course of business, which are not expected to have a material adverse effect, individually or in the aggregate, on the consolidated financial position or results of operations of the Company. Additional information concerning these matters is provided in Sun Life Financial Inc.’s annual consolidated financial statements, annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2005, which are available at www.sedar.com and at www.sec.gov.
PROVISIONS IN THE UNITED KINGDOM
The Company’s United Kingdom operations continue to be subject to regulatory overview in the United Kingdom, including the handling of complaints about mortgage endowments. Endowment policies were sometimes sold to provide customers with a method of repaying mortgage debt at the end of a mortgage term. The Company has regularly engaged in discussions with United Kingdom regulators with respect to these and other matters.
The Company has provisions for future costs and expenses relating to all reviews of past mortgage endowment and pension business sold in the United Kingdom, as components of both actuarial liabilities and other liabilities. At March 31, 2006, the combined provision was $60 ($95 in 2005).
9. Variable Interest Entities
The Company has a greater than 20% involvement in a number of variable interest entities (VIEs) including being a creditor in trusts, limited partnerships, limited liability companies and special purpose entities. These VIEs were used to finance commercial mortgages, franchise receivables, auto receivables, retail stores, equipment and to make private debt and equity investments. The Company’s maximum exposure to loss related to all of these investments is $321, which is the carrying amount of these assets.
10. Comparative Figures
Certain comparative figures have been restated to conform with the presentation adopted in 2006.
Sun Life Financial Inc. ▪ sunlife.com 17